EXHIBIT (c)(xiii)

Announcement Entitled

“Commonwealth Government Guarantee of Semi-Government Bonds – QTC Update.”

COMMONWEALTH GOVERNMENT GUARANTEE OF SEMI-GOVERNMENT BONDS—QTC UPDATE

As you may be aware, The Honourable Andrew Fraser, MP, Treasurer and Minster for Employment and Economic Deployment, today announced QTC’s intentions with regard to the take up of the Commonwealth government’s guarantee of state and territory government borrowing. A copy of his statement is attached below.

Existing bond lines to be guaranteed (with a maturity date between 12 months and 15 years) are shown in the red box in the bar chart below.

The exact timing of when the guarantee is taken up will depend upon the enactment of the legislation and the finalisation of necessary amendments to QTC’s funding program documentation together with any offshore legal and regulatory requirements relating to the use of the guarantee.

Please contact me or one of the team if you require any additional information.

Regards,

Richard Jackson

General Manager, Financial Markets

Attachment

16 June 2009

Statement on Commonwealth Guarantee

The Queensland Treasury Corporation will utilise the Australian Government’s guarantee, Treasurer Andrew Fraser said today.

The 2009-10 State Budget, was handed down in Parliament today

While final details of the proposed guarantee scheme are yet to be finalised, and remains before the Australian Parliament, Mr Fraser said the Queensland Treasury Corporation intended to apply the guarantee to all existing Australian dollar denominated benchmark bond lines with a maturity date of between 12 months and 15 years.

Mr Fraser also said the Queensland Treasury Corporation intended to apply the guarantee to future bond line issues, but reserved the right to issue non-guaranteed bond lines.

Media contact:    Treasurer’s office 3224 6361 or 3224 5982

Note, this announcement does not constitute an offer of any securities for sale.